Press Information

November 7, 2016

Philips and Masimo sign multi-year business partnership agreement in patient monitoring and select therapy solutions

•	Multi-year business partnership combines Masimo’s expertise in non-invasive sensor and signal processing technologies and Philips’ expertise in integrated patient monitoring and therapy solutions

•	Business partnership involves technology integration and marketing and sales cooperation in North America and certain markets in Asia and Europe

•	Agreement ends all pending lawsuits between the two companies and, in addition to marketing and integration commitments, includes a cash payment of USD 300 million by Philips to Masimo

Amsterdam, the Netherlands and Irvine, California — Royal Philips (NYSE: PHG; AEX: PHIA) and Masimo Corporation (NASDAQ: MASI) today announced a wide-ranging, multi-year business partnership involving both companies’ innovations in patient monitoring and therapy solutions. The partnership includes joint marketing and sales programs in North America and certain markets in Asia and Europe for Masimo’s non-invasive sensor technologies, such as its rainbow® and SET® platforms, in conjunction with Philips’ patient monitoring and select therapy solutions. In addition, Philips will in the future integrate Masimo SedLine® brain function monitoring, O3™ regional oximetry, and Nomoline™ capnography technologies in certain Philips IntelliVue® monitors.

Philips is a global leader in patient monitoring solutions with a comprehensive product portfolio ranging from multi-parameter bedside monitors to wearable patient monitors combined with mobile applications and clinical decision support tools. With a primary focus on prediction and prevention of patient deterioration, these integrated solutions aim to support clinical workflow and caregiver efficiencies, and enhance patient care. In 2015, an estimated 275 million patients were monitored using Philips’ patient monitoring solutions.

Sensor and signal processing technologies are an essential component of patient monitoring solutions, and Masimo is a prolific innovator in this field. Examples of Masimo’s non-invasive sensor and signal processing technology innovations include Masimo SET® pulse oximetry, Masimo rainbow® Pulse CO-Oximetry and Masimo total hemoglobin (SpHb®) monitoring technology.

“This business partnership agreement marks an important day for us and our customers as two leaders in patient monitoring collaborate to develop solutions designed to enhance clinical outcomes and patient safety,” said Frans van Houten, CEO of Royal Philips. “I am very satisfied that we have reached an agreement that is beneficial for both companies and that we have ended our legal disputes. Going forward, Philips and Masimo will completely focus on jointly delivering meaningful innovations to our customers, such as the integration of Masimo rainbow® technology across our IntelliVue® patient monitoring product range.”

“It’s wonderful to think that Masimo and Philips will be working together for the benefit of patients and clinicians around the world,” said Joe Kiani, Chairman and CEO of Masimo. “I am delighted that we were able to reach this important agreement which allows us to focus on the future to deliver the solutions that our customers have been looking for.”

In conjunction with the appropriate Philips patient monitoring platform, Masimo’s rainbow SET™ technology analyzes multiple wavelengths of light to accurately measure total hemoglobin (SpHb), oxygen content (SpOC™), carboxyhemoglobin (SpCO®), methemoglobin (SpMet®) and Pleth Variability Index (PVI®) non-invasively and continuously. Continuous monitoring of SpHb on a Philips monitor at the point of care provides clinicians with real-time visibility to changes in hemoglobin in between invasive blood samplings.

Anticipated cash flow and income consequences for Philips
As part of the business partnership agreement, Philips and Masimo have agreed to end all pending lawsuits between the two companies, which includes that Philips is released from paying the USD 467 million (approximately EUR 428 million) jury verdict that was awarded to Masimo in October, 2014. Philips has agreed to make a USD 300 million cash payment (approximately EUR 275 million) to Masimo in the fourth quarter of 2016; and to invest in the relationship by making certain marketing and product integration commitments over the coming years. Entering into the business partnership agreement has minimal impact on income from operations (EBIT) in the fourth quarter of 2016.

Anticipated cash flow and income consequences for Masimo
As the result of anticipated legal fee savings during the fourth fiscal quarter, Masimo now expects its fiscal 2016 GAAP earnings per diluted share, exclusive of the impact of the business partnership agreement, to be $2.14, up from $2.13. Masimo expects to use some of the after-tax proceeds from the business partnership agreement to repay amounts outstanding under its revolving line of credit. The guidance set forth above is an estimate only and actual performance could differ.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
Email: Vanessa.Bruinsma-Kleijkers@philips.com

Eli Kammerman
Masimo Investor Relations
Tel.: +1 949-297-7077
Email: ekammerman@masimo.com

Evan Lamb
Masimo Media Contact
Tel.: +1 949-396-3376
Email: elamb@masimo.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About Masimo
Masimo (NASDAQ: MASI) is a global leader in innovative noninvasive monitoring technologies. Our mission is to improve patient outcomes and reduce the cost of care by taking noninvasive monitoring to new sites and applications. In 1995, the company debuted Masimo SET® Measure-through Motion and Low Perfusion™ pulse oximetry, which has been shown in multiple studies to significantly reduce false alarms and accurately monitor for true alarms. Masimo SET® is estimated to be used on more than 100 million patients in leading hospitals and other healthcare settings around the world. In 2005, Masimo introduced rainbow® Pulse CO-Oximetry technology, allowing noninvasive and continuous monitoring of blood constituents that previously could only be measured invasively, including total hemoglobin (SpHb®), oxygen content (SpOC™), carboxyhemoglobin (SpCO®), methemoglobin (SpMet®), and more recently, Pleth Variability Index (PVI®) and Oxygen Reserve Index (ORi™), in addition to SpO2, pulse rate, and perfusion index (PI). In 2014, Masimo introduced Root®, an intuitive patient monitoring and connectivity platform with the Masimo Open Connect™ (MOC-9™) interface. Masimo is also taking an active leadership role in mHealth with products such as the Radius-7® wearable patient monitor and the MightySat™ fingertip pulse oximeter. Additional information about Masimo and its products may be found at www.masimo.com. All published clinical studies on Masimo products can be found at www.masimo.com/cpub/clinical-evidence.htm.

Forward-Looking Statements – Royal Philips
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Forward-Looking Statements – Masimo
This press release includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, in connection with the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations about future events affecting us and are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond our control and could cause our actual results to differ materially and adversely from those expressed in our forward-looking statements as a result of various risk factors, including, but not limited to: risks related to our assumptions regarding the repeatability of clinical results; risks related to our belief that Masimo’s unique noninvasive measurement technologies contribute to positive clinical outcomes and patient safety; risks related to our belief that Masimo noninvasive medical breakthroughs provide cost-effective solutions and unique advantages; as well as other factors discussed in the “Risk Factors” section of our most recent reports filed with the Securities and Exchange Commission (“SEC”), which may be obtained for free at the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. All forward-looking statements included in this press release are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. We do not undertake any obligation to update, amend or clarify these statements or the “Risk Factors” contained in our most recent reports filed with the SEC, whether as a result of new information, future events or otherwise, except as may be required under the applicable securities laws.